SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2004

WYETH SAVINGS PLAN
 (Full title of the Plan)

Wyeth
(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms
Madison, New Jersey 07940
(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wyeth (Registrant)

By: /s/ Paul J. Jones —————————————— Paul J. Jones Vice President and Controller

Date: June 27, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH SAVINGS PLAN
By: /s/ Jack M. O'Connor —————————————— Jack M. O'Connor Member of the Wyeth Savings Plan Committee

Date: June 27, 2005

WYETH SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2004 AND 2003

AND

FOR THE YEAR ENDED DECEMBER 31, 2004

EMPLOYER IDENTIFICATION NUMBER — 13-2526821

PLAN NUMBER — 045

WYETH SAVINGS PLAN

DECEMBER 31, 2004 AND 2003

INDEX

Page
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits
as of December 31, 2004 and 2003	1
Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2004	2
Notes to Financial Statements	3 – 10
Supplemental Schedule:*
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2004	Schedule I
Consent of Independent Registered Public Accounting Firm
* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Wyeth Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Wyeth Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 27, 2005

Wyeth Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2004 and 2003

	December 31,
	2004	2003
Assets:
Investments, at fair value	$2,474,709,312	$2,250,335,166
Participants Loans	32,976,143	30,874,918

Total investments	2,507,685,455	2,281,210,084

Receivables:
Employer contributions	1,748,102	1,618,507
Participant contributions	5,777,545	5,301,574
Accrued dividends and interest	43,704	14,938
Due from brokers for securities sold	983,711	1,251,583

Total receivables	8,553,062	8,186,602

Total Assets	2,516,238,517	2,289,396,686

Liabilities:
Administrative expenses payable	53,568	--

Net Assets Available for Plan Benefits	$2,516,184,949	$2,289,396,686

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For The Year Ended December 31, 2004

Investment Income:
Net appreciation in fair value
of investments	$110,604,262
Interest	37,074,945
Dividends	40,736,251

Total investment income	188,415,458
Contributions:
Employer	42,277,222
Participant	147,836,120
Rollovers into Plan	29,339,987

Total contributions	219,453,329
Total additions	407,868,787

Deductions from net assets attributed to:
Benefits paid to participants	175,517,354
Administrative expenses	629,566

Total deductions	176,146,920

Net increase	231,721,867
Transfers out of Plan	4,933,604
Net Assets Available for Plan Benefits:
Beginning of Year	2,289,396,686

End of Year	$2,516,184,949

The accompanying notes to financial statements are an integral part of this statement.

WYETH SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Savings Plan (the “Plan”) only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of Wyeth (the “Company”) and became effective on April 1, 1985. Full-time (U.S. paid) employees of the U.S. Company and its participating U.S. subsidiaries who are not subject to a collective bargaining agreement (“non-union”) are eligible to participate in the Plan after attaining age 21, as defined in the Plan. Part-time (U.S. paid) employees to be eligible to participate must complete at least 1,000 hours during the first 12 months of employment or during any calendar year following the year in which they are hired. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and qualified under the Internal Revenue Code (the “Code”).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. The Company will contribute an amount equal to 50% of the participant’s contributions to the Plan for contributions up to 6% of the participant’s covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Rollovers into Plan

Participants may elect to rollover their balances from qualified plans of other employers into the Plan, upon consent of the Plan administrator.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions plus earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the Company matching contributions according to the following schedule:

Vesting
Years of Continuous Service	Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If an employee’s employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions is forfeited and becomes available to satisfy future Company matching contributions.

Forfeited Amounts

During 2004, forfeitures of $1,890,859 were used to offset Company matching contributions. As of December 31, 2004 and 2003, the amount of forfeitures available to offset future Company matching contributions totaled $953,731 and $423,317, respectively.

Distributions

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 ½ or for financial hardship, as defined in the Plan Document. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee (“the Committee”). Participants are limited to one non-hardship and one hardship withdrawal each year. Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $5,000.

Administrative Costs

Most costs and expenses of administering the Plan are paid by the Company except for certain investment expenses, which are deducted from the applicable investment fund.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower’s vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants’ loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in stock are valued based on quoted market value as of the last business day of the year. Mutual funds are recorded at fair market value, which is based upon their published net asset value. Investment contracts are recorded at contract value based upon information provided by Fidelity Management Trust Company (the “Trustee”) which approximates fair market value. Interest bearing cash is valued at cost.

Loans are valued at cost which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2004	2003
Investments at Fair Value as Determined by
Net Asset Value
Mutual Funds	$1,266,976,302	$1,049,103,200
Interest Bearing Cash	19,209,666	19,885,529
Investments at Contract Value
Investment Contracts	749,985,252	693,218,361
Participants Loans	32,976,143	30,874,918
Investments at Fair Value as Determined by
Quoted Market Price
Common Stocks	438,538,092	488,128,076

Total Investments	$2,507,685,455	$2,281,210,084

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of eight investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options were as follows for 2004 and 2003:

Interest Income Fund — consists primarily of guaranteed investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. There are also several collective trusts and wrapper contracts (the purpose of the wrapper contracts is to provide market and cash flow risk protection to the Plan by maintaining the stable value of the investment and ensuring the desired targeted return) in the fund. The fund also contains a money market/STIF component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The investment contracts underlying the Interest Income Fund are guaranteed by the issuing insurance carrier. However, the Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield and crediting interest rates attributable to these contracts approximated 4.95% for 2004 and 5.13% for 2003.

Wyeth Common Stock Fund — consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Fidelity Magellan Fund — consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund — consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund — consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund — consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund — consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class — consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 – MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Fidelity Management Trust Company (“Fidelity”) was appointed by the Committee as Trustee, recordkeeper, and custodian, and is a party-in-interest to the Plan.

NOTE 5 – DEMUTUALIZATION

Principal Financial Group (“Principal”) and Prudential Life Insurance Company (“Prudential”), custodians of terminated defined contribution plans of which Wyeth is the successor both operated as mutual insurance companies. A mutual insurance company is considered to be owned by policyholders whose insurance contracts embody their rights as insureds and as members of the mutual insurance company. In order to enhance their financial flexibility and to improve access to capital markets, Principal and Prudential became stock companies. In accordance with IRS and Department of Labor rulings, the proceeds of the demutualization shares of Principal and Prudential are to be used for the benefit of participants and to offset a portion of the Company matching contributions. At December 31, 2004, Principal and Prudential stocks held by the Plan were valued at $718,825, and $161,692, respectively.

NOTE 6 – TRANSFERS OUT OF PLAN

In connection with the sale of Scientific Protein Labs, LLC, the assets attributable to active participants from this business were transferred out of the Plan effective March 12, 2004 and totaled $4,933,604.

NOTE 7 - PLAN AMENDMENTS

The Plan was amended in 2004 and 2003 for certain administrative reasons due to the sale of several businesses. The Plan was also amended in 2004 to adopt a 36-month limit period for Plan participants to file lawsuits.

NOTE 8 – FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 3, 2003, in which the Internal Revenue Service stated that the Plan, as amended effective February 20, 2002, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 9 – RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 10 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution amounts and are entitled to full distribution of such amounts.

NOTE 11 – INVESTMENTS

The fair market value of individual investments that represent 5% or more of the Plan’s total net assets are as follows:

	2004	2003
Wyeth Common Stock	$437,657,575	$487,424,546
Fidelity Spartan U.S. Equity Index Fund	343,064,467	314,301,817
Fidelity Magellan Fund	282,303,354	271,546,789
Fidelity Balanced Fund	225,327,548	192,448,087
Fidelity Low-Priced Stock Fund	217,953,534	140,113,576
Fidelity International Discovery Fund	144,464,995	--

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $110,604,262 as follows:

Common Stock	$ 99,396
Mutual Funds	110,504,866

Total	$110,604,262

NOTE 12 – RECLASSIFICATIONS

Certain reclassifications have been made to the December 31, 2003 financial statements to conform to the December 31, 2004 presentation.

Schedule I

Wyeth Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2004
Employer Identification Number — 13-2526821
Plan Number — 045

Identity of Issuer	Description of Investment	Cost**	Current Value

Bank of America

Canada Life Insurance

John Hancock Mutual Life Insurance

Metropolitan Life Insurance

Monumental Life Insurance

New York Life Insurance

Principal Life Insurance

Travelers Insurance

CDC Financial Products

SEI Financial Management

State Street Bank and Trust
Mutual Fund 5.34%
Wrapper Contract

GIC 7.20% Due 9/15/05

GIC 4.19% Due 12/15/10

GIC 4.15% Due 6/15/06
GIC 4.22% Due 9/15/06
GIC 4.24% Due 12/15/08

GIC 3.56% Due 12/15/06
GIC 6.22% Due 6/15/07
GIC 4.90% Due 3/15/10

GIC 7.10% Due 12/15/05
GIC 3.00% Due 3/16/09

GIC 5.95% Due 3/14/07
GIC 4.09% Due 12/14/07
GIC 4.07% Due 12/14/09

GIC 7.40% Due 3/15/05
GIC 7.05% Due 6/15/05
GIC 6.13% Due 3/31/08

Collective Trust 5.16%
Wrapper Contract

Collective Trust 4.09%

Collective Trust 5.32%
Wrapper Contract	$118,484,406
(2,872,730)

 26,935,798

 15,027,013

 21,487,592
 14,146,620
 39,170,965

 19,326,782
 13,250,044
 20,527,251

 21,251,966
 36,635,679

 25,687,277
 20,854,513
 38,985,778

 14,273,703
  7,200,204
 25,069,072

 94,241,646
   (2,533,724)

 91,250,893

 94,508,355
(2,923,851)

* Represents a Party-in-interest to the Plan. **Cost not required for participant directed investments.

Schedule I (Continued)

Wyeth Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2004
Employer Identification Number — 13-2526821
Plan Number — 045

Identity of Issuer	Description of Investment	Cost**	Current Value

Wyeth*

Principal Financial Group

Prudential Financial Inc.

Fidelity Management Trust Company*

Fidelity Management Trust Company*

Fidelity Management Trust Company*

Fidelity Management Trust Company*

Fidelity Management Trust Company*

Fidelity Management Trust Company*

Morgan Stanley

Participants Loans*

Total Investments
Common Stock
10,276,064 shares

Common Stock
17,558 shares

Common Stock
2,942 shares

Fidelity STIF
Interest Bearing Cash

Magellan Fund
2,719,947 shares

Balanced Fund
12,644,644 shares

International Discovery Fund
5,122,872 shares

Spartan U.S. Equity Index Fund
8,004,304 shares

Low-Priced Stock Fund
5,414,995 shares

MSIFT Value Portfolio - Adviser Class
3,010,755 shares

Rates ranging from 5.0% to 10.5%
Due through 2020

437,657,575 718,825 161,692 19,209,666 282,303,354 225,327,548 144,464,995 343,064,467 217,953,534 53,862,404 32,976,143 —————— $2,507,685,455 —————— ——————
* Represents a Party-in-interest to the Plan. **Cost not required for participant directed investments.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-96127, 33-24068, 33-41434, 33-53733, 33-55449, 33-45970, 33-14458, 33-50149, 33-55456, 333-15509, 333-76939, 333-67008, 333-64154, 333-59668, 333-89318, 333-98619 and 333-98623) of Wyeth of our report dated June 27, 2005 relating to the financial statements of the Wyeth Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 27, 2005